UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Tri-Continental Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

895436103

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D/A, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 895436103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  2,809,575

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  2,809,575

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

2,809,575

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

2.73%

14. Type of Reporting Person (See Instructions)

IA

The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3 is hereby amended as follows:

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 2,809,575 shares of TY on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represent 2.73% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM owns 2,809,575 shares, which represents 2.73% of the outstanding Shares. George Karpus presently owns 41,625 shares. Mr. Karpus bought shares on January 13, 2004, January 27, 2004, January 28, 2004, May 17, 2004, May 19, 2004, May 20, 2004, July 29, 2004, August 10, 2004, August 11, 2004, August 30, 2004, August 8, 2005, August 9, 2005, November 4, 2004, October 18, 2005, November 9, 2005, November 28, 2005, December 16, 2005, December 23, 2005, December 30, 2005, January 30, 2006, January 31, 2006, February 7, 2006, February 8, 2006, February 9, 2006, February 24, 2006, May 22, 2006, May 23, 2006 and August 1, 2006, August 22, 2006 at $20.26 (3500 shares), September 21, 2006 at $20.77 (215 shares), April 9, 2007 at $24.29 (2153 shares), April 10, 2007 at $24.15 (32 shares), August 15, 2007 at $22.77 (40 shares), August 16, 2007 at $21.77 (975 shares), March 19, 2008 at $17.01 (200 shares), March 20, 2008 at $17.05 (150 shares), April 24, 2008 at $18.09 (25 shares), April 28, 2008 at $18.44 (50 shares) and on April 30, 2008 at $18.43 (25 shares). Mr. Karpus sold shares on March 15, 16 and 17, 2005, September 28, 2006 at $21.01 (1400 shares), September 29, 2006 at $20.99 (2200 shares), October 11, 2006 at $21.2 (150 shares), October 12, 2006 at $21.28 (150 shares), August 22, 2007 at $23.78 (300 shares), August 23, 2007 at $23.84 (300 shares), August 24, 2007 at $23.92 (350 shares), August 28, 2007 at $23.66 (200 shares), September 4, 2007 at $24.22 (300 shares), September 6, 2007 at $24.18 (100 shares), November 9, 2007 at $22.75 (250 shares), November 12, 2007 at $22.62 (300 shares), November 13, 2007 at $22.47 (1525 shares), January 9, 2008 at $19.35 (1000 shares), January 10, 2008 at $19.43 (8000 shares) and on January 11, 2008 at $19.49 (200 shares). Sophie Karpus presently owns 715 shares. Ms. Karpus bought shares on January 27, 2006, February 9, 2006, April 9, 2007 at $24.21 (25 shares), April 24, 2008 at $18.09 (25 shares) and on April 30, 2008 at $18.43 (25 shares). Ms. Karpus sold shares on November 13, 2007 at $22.51 (25 shares). Jo Ann Van Degriff presently owns 5,435 shares. Ms. Van Degriff shares on February 23, 1998, February 11, 2000, August 15, 2003, August 18, 2004, August 20, 2003, August 21, 2003, October 7, 2003, October 8, 2003, October 9, 2003, July 8, 2004, January 18, 2006, February 6, 2006, February 9, 2006, February 13, 2006, February 21, 2006, February 22, 2006, March 20, 2006, July 20, 2006, July 21, 2006, August 9, 2006, January 29, 2007 at $22.47 (1200 shares), April 9, 2007 at $24.28 (197 shares), April 10, 2007 at $23.85 (3 shares), May 17, 2007 at $25.83 (130 shares), May 18, 2007 at $25.92 (59 shares), May 21, 2007 at $26.03 (511 shares), August 15, 2007 at $22.79 (140 shares), August 16, 2007 at $21.77 (225 shares), March 19, 2008 at $16.99 (50 shares), March 20, 2008 at $17.04 (50 shares), April 24, 2008 at $18.12 (100 shares), April 25, 2008 at $18.25 (25 shares), April 28, 2008 at $18.45 (100 shares), April 29, 2008 at $18.39 (25 shares), April 30, 2008 at $18.46 (100 shares) and on May 7, 2008 at $18.41 (25 shares). Ms. Van Degriff sold shares on April 9, 1999, February 22, 2001, March 2, 2001, March 14, 2001, March 21, 2001, March 22, 2001, March 26, 2001, March 30, 2001, April 4, 2001, April 11, 2001, April 17, 2001, April 27, 2001, March 22, 2005, September 28, 2006 at $21.01 (200 shares), September 29, 2006 at $21 (200 shares), October 3, 2006 at $20.86 (100 shares), October 4, 2006 at $21 (150 shares), October 6, 2006 at $21.04 (200 shares), October 9, 2006 at $21.11 (150 shares), October 11, 2006 at $21.2 (150 shares), October 12, 2006 at $21.28 (150 shares), August 22, 2007 at $23.79 (100 shares), August 23, 2007 at $23.86 (50 shares), August 24, 2007 at $23.93 (50 shares), September 4, 2007 at $24.25 (50 shares), November 9, 2007 at $22.79 (25 shares), November 12, 2007 at $22.64 (50 shares), November 13, 2007 at $22.48 (150 shares), November 29, 2007 at $22.22 (320 shares), January 2, 2008 at $20.77 (10 shares), January 3, 2008 at $20.52 (70 shares), and on January 4, 2008 at $20.24 (50 shares). Dana R. Consler presently owns 1,990 shares. Mr. Consler bought shares on November 26, 1997, December 15, 1997, January 5, 1998, March 10, 2000, February, 14, 2002, February 28, 2002, March 12, 2002, August 15, 2003, August 18, 2003, August 20, 2003, August 21, 2003, August 25, 2003, September 5, 2003, September 8, 2003, December 2, 2003, April 23, 2004, May 19, 2004, July 7, 2004, August 25, 2004, September 28, 2004, October 27, 2004, November 29, 2004, October 18, 2005, October 19, 2005, February 6, 2006, April 9, 2007 at $24.26 (79 shares), April 10, 2007 at $23.19 (1 share), August 15, 2007 at $22.77 (40 shares), August 16, 2007 at $21.75 (50 shares), April 24, 2008 at $18.11 (50 shares), April 28, 2008 at $18.42 (25 shares) and on April 30, 2008 at $18.45 (50 shares). Mr. Consler sold shares on April 9, 1999, April 12, 1999, April 13, 1999, February 22, 2001, March 2, 2001, March 14, 2001, March 21, 2001, March 22, 2001, March 23, 2001, March 26, 2001, March 30, 2001, April 4, 2001, April 5, 2001, April 11, 2001, April 17, 2001, April 27, 201, March 16, 2005, March 17, 2005, September 29, 2006 at $21.01 (200 shares), October 9, 2006 at $21.13 (150 shares), October 11, 2006 at $21.2 (150 shares), October 12, 2006 at $21.3 (150 shares), November 13, 2007 at $22.5 (75 shares), November 28, 2007 at $22.02 (100 shares), December 5, 2007 at $22.53 (25 shares) and on January 22, 2008 at $18.2 (45 shares). Kathy Crane presently owns 410 shares. Ms. Crane bought shares on July 5, 2005, July 6, 2005, June 28, 2006, November 29, 2006 at $21.85 (15 shares), October 4, 2007 at $24.42 (220 shares) and on October 5, 2007 at $24.59 (160 shares). Ms. Crane sold shares on May 1, 2006, January 25, 2008 at $18.71 (5 shares) and on January 28, 2008 at $18.8 (10 shares). Karpus Investment Management Profit Sharing Plan presently owns 17,035 shares. The Profit Sharing Plan bought shares on April 15, 1997, January 30, 1998, February 10, 1998, February 23, 1998, March 16, 1998, January 6, 1999, July 16, 1999, October 20, 1999, October 22, 1999, October 25, 1999, October 28, 1999, March 13, 2000, January 29, 2002, February 12, 2002, February 14, 2002, February 15, 2002, February 19, 2002, February 26, 2002, February 28, 2002, March 11, 2002, March 12, 2002, March 27, 2002, July 18, 2002, November 20, 2002, March 19, 2003, March 20, 2003, August 21, 2003, August 25, 2003, August 26, 2003, August 27, 2003, August 28, 2003, August 29, 2003, September 2, 2003, September 4, 2003, September 5, 2003, September 8, 2003, September 18, 2003, September 19, 2003, November 20, 2003, November 24, 2003, November 25, 2003, April 22, 2004, April 23, 2004, June 21, 2004, July 26, 2004, August 12, 2004, October 29, 2004, March 1, 2005, September 6, 2005, October 10, 2005, October 11, 2005, January 13, 2006, January 17, 2006, January 26, 2006, February 1, 2006, February 6, 2006, February 9, 2006, February 13, 2006, February 17, 2006, February 21, 2006, February 22, 2006, March 3, 2006, March 20, 2006, May 11, 2006, July 20, 2006, July 21, 2006, August 9, 2006, August 22, 2006 at $20.26 (1650 shares), April 9, 2007 at $24.29 (872 shares), April 10, 2007 at $24.11 (13 shares), June 8, 2007 at $25.64 (420 shares), August 17, 2007 at $22.25 (290 shares), January 25, 2008 at $18.84 (10 shares), March 19, 2008 at $17.00 (100 shares), March 20, 2008 at $17.04 (50 shares), April 24, 2008 at $18.13 (325 shares), April 25, 2008 at $18.46 (75 shares), April 28, 2008 at $18.46 (300 shares), April 29, 2008 at $18.42 (75 shares), April 30, 2008 at $ 18.47 (275 shares), May 7, 2008 at $18.44 (75 shares), May 8, 2008 at $18.42 (25 shares) and on June 17, 2008 at $17.87 (90 shares). The Plan sold shares on July 18, 1997, April 9, 1999, April 12, 1999, April 13, 1999, April 19, 1999, April 30, 1999, Mary 24, 1999, February 5, 2001, February 6, 2001, February 22, 2001, March 2, 2001, March 12, 2001, March 14, 2001, March 21, 2001, March 22, 2001, March 23, 2001, March 26, 2001, March 27, 2001, March 28, 2001, March 30, 2001, April 4, 2001, April 5, 2001, April 10, 2001, April 11, 2001, April 17, 2001, April 27, 2001, March, 12, 2004, September 28, 2006 at $21.01 (800 shares), September 29, 2006 at $21 (1200 shares), October 2, 2006 at $20.95 (200 shares), October 3, 2006 at $20.86 (400 shares), October 4, 2006 at $21 (450 shares), October 5, 2006 at $21.09 (300 shares), October 6, 2006 at $21.04 (600 shares), October 9, 2006 at $21.11 (600 shares), October 10, 2006 at $21.13 (300 shares), October 11, 2006 at $21.19 (750 shares), October 12, 2006 at $21.28 (600 shares), October 13, 2006 at $21.35 (150 shares), October 18, 2006 at $21.54 (100 shares), August 22, 2007 at $23.78 (200 shares), August 23, 2007 at $23.85 (100 shares), August 24, 2007 at $23.92 (150 shares), August 28, 2007 at $23.66 (100 shares), September 4, 2007 at $24.22 (100 shares), September 6, 2007 at $24.19 (50 shares), November 27, 2007 at $21.48 (2620 shares), November 28, 2007 at $22.02 (150 shares), November 29, 2007 at $22.24 (50 shares), December 3, 2007 at $22.52 (25 shares), December 5, 2007 at $22.53 (25 shares), December 6, 2007 at $21.94 (25 shares), January 22, 2008 at $18.18 (100 shares) and on January 28, 2008 at $18.7 (2100 shares). Karpus Investment Management Defined Benefit Plan presently owns 1,510 shares. The Defined Benefit Plan bought shares on August 29, 2003, March 24, 2004, June 24, 2004, August 17, 2004, September 2, 2004, September 3, 2004, October 15, 2004, October 19, 2004, October 28, 2004, October 19, 2005, October 20, 2005, May 26, 2006, May 30, 2006, August 1, 2006, August 28, 2006 at $20.32 (390 shares), April 9, 2007 at $24.25 (59 shares), April 10, 2007 at $23.19 (1 share), April 24, 2008 at $18.09 (25 shares), April 28, 2008 at $18.42 (25 shares) and on April 30, 2008 at $18.43 (25 shares). The Defined Benefit Plan sold shares on March 15, 2005, October 11, 2006 at $21.21 (150 shares) and on November 13, 2007 at $22.49 (50 shares). Apogee Partners, L.P. is a hedge fund managed by Karpus Investment Management, of which George W. Karpus owns 1.77%, Dana R. Consler owns 0.81% and Cody B. Bartlett Jr. owns 0.58%. Apogee Partners, L.P. currently owns 221,400 shares of TY. Canalview Partners, L.P. is also a hedge fund managed by Karpus Invesment Management, of which Karpus Investment Management Profit Sharing Plan owns 4.62%. Canalview Partners, L.P. currently owns 191,000 shares of TY. Lastly, Garnsey Partners, L.P. is also a hedge fund managed by Karpus Investment Management of which George W. Karpus owns 6.73% and Kathy Crane owns 0.08%. Garnsey Partners, L.P. currently owns 108,450 shares of TY. None of the other Principals of KIM presently owns shares of TY.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 6/18/2008  (76)  $17.60
 6/19/2008  (350)  $17.56
 6/20/2008  (6,650)  $17.48
 6/23/2008  1,750   $17.33
 6/23/2008  (2,025)  $17.30
 6/24/2008  (650)  $17.18
 6/26/2008  (415)  $16.82
 6/27/2008  (2,885)  $16.61
 6/30/2008  125   $16.50
 7/1/2008  (250)  $16.49
 7/2/2008  (1,247)  $16.64
 7/7/2008  180   $15.95
 7/7/2008  (30)  $16.16
 7/8/2008  180   $16.71
 7/8/2008  (150)  $16.78
 7/9/2008  30,000   $16.66
 7/9/2008  (400)  $16.81
 7/10/2008  1,230   $16.39
 7/11/2008  10,300   $16.15
 7/14/2008  (165)  $16.12
 7/15/2008  15,000   $15.95
 7/15/2008  (2,475)  $15.85
 7/16/2008  (815)  $16.05
 7/21/2008  215   $16.57
 7/21/2008  (2,540)  $16.61
 7/22/2008  500   $16.31
 7/22/2008  (1,445)  $16.50
 7/23/2008  (120)  $16.94
 7/24/2008  (890)  $16.70
 7/25/2008  (1,580)  $16.63
 7/28/2008  (735)  $16.51
 7/29/2008  500   $16.65
 7/30/2008  200   $16.86
 7/31/2008  225   $16.77
 7/31/2008  (580)  $16.87
 8/1/2008  (65)  $16.68
 8/4/2008  (100)  $16.56
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the TY securities.

Item 7. Materials to be Filed as Exhibits.

A letter was sent by Karpus to the Board of Directors of TY regarding its recent press release. A copy of the letter is attached hereto as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   August 20, 2008

EXHIBIT 1
Letter to the Fund
Transmitted August 20, 2008

VIA FACSIMILE & OVERNIGHT MAIL

Brian T. Zino, President & CEO          August 20, 2008
J. & W. Seligman & Co. Incorporated
Tri-Continental Corporation
100 Park Avenue, 8th Floor
New York, New York 10017

Re: Tri-Continental Corporation ("TY" or the "Fund")

Mr. Zino:
In light of the press release issued by the Fund yesterday, Karpus Management, Inc., d/b/a Karpus Investment Management, wishes to withdraw its preliminary contested proxy and also wishes to withdraw its request for the shareholder list of the Fund for purposes of soliciting fellow shareholders, submitted to the Fund on August 14, 2008.

As long-term investors of TY, I commend the Board on their thoughtful decision in this matter. We believe that the actions by the Board will allow dissident shareholders to exit their investment close to net asset value.

Sincerely,

/s/

Cody B. Bartlett Jr., CFA
Managing Director of Investments

cc: Paul B. Goucher, Secretary and Chief Legal Officer